CSK

82-781

03 MAR 25 AM 7:21

March 10, 2003

03007745

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Dear Sir/Madam,

As per Rule 12g3-2(b), we are sending CSK's recent announcements as follows:

- CSK revises consolidated and Non-consolidated earnings forecasts
- CSK to wholly take over CSK Network Systems Corporation and ServiceWare Corporation
- CSK, CSK-Net and SWC Conclude Formal Share Swap Contracts
- CSK announces results of share repurchases

If you have any questions, do not hesitate to contact our IR department, ir_sp@cii.csk.co.jp.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Best Regards,

Satoko Ono
Public Relations Office IR Section
CSK CORPORATION

25th Floor,Shinjuku-Sumitomo Building,
2-6-1 Nishi-ShinjukuShinjuku-ku, Tokyo,
163-0227, JAPAN
TEL: +81-3-5321-3164
FAX: +81-3-5321-3136
E-Mail: ir_sp@cii.csk.co.jp
URL: http://www.csk.co.jp

CSK CORPORATION

CSK Revises Consolidated and Non-Consolidated Earnings Forecasts

TOKYO, February 13 - CSK CORPORATION ("CSK") today revised consolidated and non-consolidated earnings forecasts for the fiscal year ending March 31, 2003. Details of the revised forecasts are as follows, along with the previous forecasts issued on November 21, 2002.

1. Revised earnings forecasts for the Fiscal year 2003 (April 1,2002 – March 31, 2003)

Consolidated forecasts

(¥ million)

	Net sales	Ordinary income	Net income
Previous (A)	370,000	22,000	7,000
Revised (B)	**360,000**	**20,500**	**5,000**
Change (B)-(A)	(10,000)	(1,500)	(2,000)
Change in percent	(2.7%)	(6.8%)	(28.6%)

Non-consolidated forecasts

(¥ million)

	Net sales	Ordinary income	Net income
Previous (A)	133,000	10,500	5,200
Revised (B)	**130,000**	**9,500**	**5,000**
Change (B)-(A)	(3,000)	(1,000)	(200)
Change in percent	(2.3%)	(9.5%)	(3.8%)

2. Reasons for revision of forecasts

(A) Consolidated forecasts

① Consolidated performance of SEGA CORPORATION, our equity-method affiliate, was less favorable than expected, resulting in a decrease in earnings booked from affiliated companies, which led to lower earnings in terms of consolidated ordinary income.

② Consolidated net income for the current fiscal year is expected to fall compared to the previous year. In addition to lower consolidated ordinary income, extraordinary losses arising from the scheduled cancellation of the substitutional benefit of the Employees' Pension Fund and the retirement of fixed assets are major factors behind the decrease in earnings.

(B) Non-Consolidated forecasts

① Despite steady performance in terms of Net sales and operating income, a fall in ordinary income is expected due to the deterioration of non-operating income.

3. Revised Forecasts for the Current Year Compared to Actual Earnings in the Previous Year

Consolidated forecasts

(¥ million)

	Previous Year's results (FY ended March 2002)	Current Year's forecasts (FY ending March 2003)	Change	Change in percent
Net sales	423,703	**360,000**	(63,703)	(15.0%)
Operating income	15,394	**25,000**	9,606	62.4%
Ordinary income	5,410	**20,500**	15,090	278.9%
Net income	14,220	**5,000**	(9,220)	(64.8%)

1) A drop in net sales is expected for the current fiscal year due to exclusion at the end of the previous year of two subsidiaries from the consolidated list of companies. ASCII CORPORATION (now MEDIALEAVES CORPORATION) and CSK ELECTRONICS CORPORATION (now T-ZONE CORPORATION) were excluded from the list of consolidated companies following transfer of their management control outside the Group. After excluding net sales of these two subsidiaries from the previous year's record results, estimated net sales for the current fiscal year exceed those of the previous year by 18.2 billion yen.

2) Consolidated operating income for the current fiscal year is expected to rise by 62.4%

compared to the previous year. In addition to the favorable business performance of CSK and its subsidiaries, elimination of operating losses incurred by ASCII CORPORATION and CSK ELECTRONICS CORPORATION in the previous year may also contribute to higher earnings.

3) Consolidated ordinary income for the current fiscal year is expected to increase substantially compared to the previous year. In addition to higher operating income, higher income booked from an equity-method affiliate may also contribute increased consolidated earnings. Due to a substantial increase in earnings, the said equity method affiliate, SEGA CORPORATION, is expected to return to profitability in the current fiscal year, in contrast to the previous year's negative results, and may contribute greatly to improvement of consolidated earnings.

4) Consolidated net income for the current fiscal year is expected to decline compared to the previous year due to a temporary factor, that is, a decrease in tax effects as a result of extraordinary losses incurred in relation to the transfer of management control of ASCII CORPORATION and CSK ELECTRONICS CORPORATION outside the Group, which was reflected in last year's results. Despite this decline, group restructuring and a systematic group management are reflected in substantial improvements in the group's consolidated performance in terms of higher operating income and ordinary income.

(B) Non-consolidated forecasts

Non-consolidated forecasts

(¥ million)

	Previous Year's results (FY ended March 2002)	**Current Year's forecasts** (FY ending March 2003)	**Change**	**Change in percent**
Net sales	127,633	**130,000**	2,367	1.9%
Operating income	10,532	**11,000**	468	4.4%
Ordinary income	9,202	**9,500**	298	3.2%
Net income (loss)	(29,852)	**5,000**	34,852	-

1) Despite a reduction in financial consolidated-related project that constituted a major part of our business in the previous year, net sales for the current fiscal year are expected to grow by 1.9% as growth in the ERP-related system integration projects.

2) Operating income and ordinary income for the current fiscal year are expected rise by 4.4% and 3.2% respectively compared to the previous year. In addition to the growth in net sales, consistent cost-reduction efforts may contribute to a rise in earnings.

3) Net income for the current fiscal year is expected to rise by a substantial 34.8 billion yen compared to the previous year. In addition to the favorable performance of ordinary income, elimination of losses arising from restructuring in the previous year may also contribute to earnings growth.

===Ends===

CSK CORPORATION
CSK Network Systems Corporation
ServiceWare Corporation

CSK to Wholly Take Over CSK Network Systems Corporation and ServiceWare Corporation

TOKYO, January 22, 2002 - At board meetings today, the directors of CSK CORPORATION ("CSK"), CSK Network Systems Corporation ("CSK-NET"), and ServiceWare Corporation ("SWC") resolved that the latter two companies become wholly owned subsidiaries of CSK through share swaps, concluding a memorandum of understanding on the decision.

The companies plan to conclude formal share swap contracts in late February, with CSK-NET and SWC seeking approval from shareholders at extraordinary meetings in late March. The share swaps are scheduled for May 1, 2003.

1. Outline of Full Takeover

CSK Group is pursuing its goal of becoming *e-Service No. 1*, and under the theme of *Lifetime Full Support* is meeting demand from customers for optimized cost/performance over the lifetime of systems, while offering *full-line e-services*. Specific business initiatives under this strategy include 1) integrating systems integration and systems management services, 2) promoting Business Process Outsourcing (BPO) services, and 3) utilizing the Group's e-Service infrastructure such as call centers and e-Service data centers.

In support of this strategy CSK is continuing to reorganize and optimize Group structure, with the aim of maximizing corporate value. Dispersed or overlapping businesses are being integrated and reorganized as the Group seeks to provide even higher levels of customer service, and through wholly taking over CSK-NET and SWC, CSK is meeting structural objectives while improving the speed and quality of decision making.

CSK-NET, with its key data center-based systems management capabilities, is a core business within the Group. CSK now intends to further strengthen relationships between CSK-NET and individual Group companies, and by integrating systems integration and systems management services and making full use of e-Service data centers aims to provide added-value services to customers.

SWC businesses include human resources outsourcing, systems administration and management services, and IT-related technical call center operations. CSK intends to develop SWC as the core provider of BPO services within Group companies, increasing its links with Group call centers and offering comprehensive services in support of clients' total business process operations.

2. Terms of share swap

(1) Planned share swap schedule

January 22, 2003	Boards approve memoranda of understanding on share swaps
January 22, 2003	Memoranda of understanding concluded
Late February 2003	Boards approve share swap contracts
Late February 2003	Share swap contracts concluded
Late March 2003	General shareholders meetings at CSK-NET and SWC to authorize share swap contracts
April 30, 2003	Due date for submission of CSK-NET and SWC stock certificates
May 1, 2003	Shares swapped

Note: In line with Article 358-1 of the Commercial Code, CSK will carry out the share swap contracts without obtaining approval at a general shareholders meeting.

(2) Share swap ratio

CSK, CSK-NET and SWC commissioned Chuo Aoyama Pricewaterhouse Coopers Financial and Risk Management to calculate the share swap ratios. The three companies discussed the results of those calculations and reached the agreement below.

In the event of significant changes to the conditions on which the share swap ratios were based, the three companies may agree to change the share swap ratios.

	CSK (Parent company)	CSK-NET (100% subsidiary)	SWC (100% subsidiary)
Share swap ratio	1	0.79	0.62

Notes:

1. Chuo Aoyama Pricewaterhouse Coopers Financial and Risk Management, which advises CSK, CSK-NET and SWC, used the following basis to calculate the share swap ratios. For CSK, it used the average share price method to compute enterprise value. For CSK-NET

and SWC, the measures were the average share price method, adjusted book value of net assets method, and discounted cash flow method.

2. The number of new shares issued through the share swaps has yet to be decided. CSK may offer treasury stock instead of issuing new shares for the swaps.

(3) Proceeds from stock exchange

The timing and amounts of proceeds from stock exchange have yet to be decided.

3. Company outline as at September 30, 2002

(1) Company name	CSK CORPORATION (Parent company)	CSK Network Systems Corporation (100% subsidiary)	ServiceWare Corporation (100% subsidiary)
(2) Main business	Systems integration services; Systems development and consulting; Network systems development; Applications development/ component technology and tool development; Outsourcing service; Systems related hardware sales; Training services; User support services etc.	Network services; Information processing services; Systems development; Sales of systems equipment etc.	Helpdesk services such as information support services through technical support centers; Systems operation and management services such as management of Client/Server systems; Total office services such as OA -related business processing services etc.
(3) Established	October 1968	September 1984	March 1983
(4) Head office	2-6-1 Nish-Shinjuku, Shinjuku-ku, Tokyo	2-6-1 Nish-Shinjuku, Shinjuku-ku, Tokyo	2-6-1 Nish-Shinjuku, Shinjuku-ku, Tokyo
(5) Representative	President & Chief Executive Officer Masahiro Aozono	President and Representative Director Nariaki Hino	President Shozo Hirose
(6) Paid-in capital	¥69,034 million	¥4,070 million	¥1,988 million
(7) Shares outstanding	74,700,164	7,222,100	6,514,600

(8) Shareholders' capital	¥153,285 million	¥12,431 million	¥10,385 million
(9) Total assets	¥262,072 million	¥19,168 million	¥13,166 million
(10) Fiscal year end	March 31	March 31	March 31
(11) Number of employees	4,807	412	933
(12) Key clients	Nippon Life Insurance Company Sumitomo Trust Bank (others)	CSK CORPORATION (others)	CSK CORPORATION Microsoft Asia LTD. (others)
((13) Principal shareholders and percentage held	CSK Corporation: 5.43%; OE Corporation: 4.76%; The Master Trust Bank of Japan, Ltd.; 4.56% (As of Nov. 30, 2002)(※)	CSK Corporation: 52.80%; CSK Network Systems Employee Ownership Plan; 3.66%; The Nomura Trust and Banking Co., Ltd.; 3.41%	CSK Corporation: 56.41%; ServiceWare Corporation Employee Ownership Plan; 3.79%; The Master Trust Bank of Japan, Ltd.; 3.41%
(14) Main bank	Sumitomo Trust Bank (others)	UFJ Bank (others)	UFJ Bank (others)
(15) Company relationship			
Capital relationship	(As on right)	CSK-NET is a consolidated subsidiary of CSK.	SWC is a consolidated subsidiary of CSK.
Personnel relationship	(As on right)	Three directors of CSK-NET are also directors of CSK, one auditor of CSK-NET is also an auditor of CSK, and one auditor of CSK-NET is also an employee of CSK.	Two directors of SWC are also directors of CSK.
Transaction relationship	(As on right)	CSK Corporation's Information and Communication services are handled by CSK-NET.	CSK Corporation's Information support services are handled by SWC.

※ Because of changes to principal shareholders since October 1, 2002, principal shareholders are presented as at November 30, 2002.

4. Results of past three financial years

(1) CSK CORPORATION (Parent company) (Unit: yen, million)

	(Parent)			(Consolidated)		
FY ended:	March 31, 2000	March 31, 2001	March 31, 2002	March 31, 2000	March 31, 2001	March 31, 2002
Net sales	101,840	120,982	127,633	409,746	418,600	423,703
Operating income	6,839	11,682	10,532	10,326	9,314	15,394
Ordinary income	11,358	12,189	9,202	2,354	(6,295)	5,410
Net income (loss)	5,879	(5,613)	(29,852)	(5,517)	(21,353)	14,220
Net income (loss) per share (¥)	91.42	(75.15)	(399.63)	(88.10)	(287.04)	190.37
Dividend per share (¥)	12.00	12.00	12.00	—	—	—
Equity capital per share (¥)	2,248.92	2,455.70	2,027.40	968.44	1,139.26	1,269.12

(2) CSK-Net (100% subsidiary)

	(Parent)		
FY ended:	March 31, 2000	March 31, 2001	March 31, 2002
Net sales	25,659	29,524	33,253
Operating income	1,439	2,047	2,563
Ordinary income	1,407	1,990	2,425
Net income (loss)	723	940	1,036
Net income (loss) per share (¥)	119.42	148.31	152.17
Dividend per share (¥)	Old shares 25.00 New shares 8.88	25	25
Equity capital per share (¥)	1,258.48	1,484.71	1,743.47

(3) SWC (100% subsidiary)

	(Parent)			(Consolidated)		
FY ended:	March 31, 2000	March 31, 2001	March 31, 2002	March 31, 2000	March 31, 2001	March 31, 2002
Net sales	13,430	15,173	17,568	–	–	17,553
Operating income	1,216	1,438	1,816	–	–	1,693
Ordinary income	1,230	1,460	1,812	–	–	1,686
Net income (loss)	722	492	733	–	–	659
Net income (loss) per share (¥)	1,310.50	86.09	115.73	–	–	104.02
Dividend per share (¥)	Old shares 100 New shares 18	10	15	–	–	–
Equity capital per share (¥)	11,865.95	1,334.71	1,567.20	–	–	1,555.70

5. Share transfer situation

(1) There are currently no plans to change the company's name, main business, or head office location in association with the share transfer.

(2) Capital/capital surplus

The amount of increase or surplus in CSK's capital has not yet been finalized.

(3) Impact on CSK's consolidated results.

Because CSK-Net and SWC are already consolidated subsidiaries of CSK, the impact of these transfers on CSK's consolidated results is expected to be minimal.

===Ends===

For further information please contact:

CSK CORPORATION
Public Relations Department
Hitoshi Tani, Takako Ishikawa
TEL +81-3-5321-3937 FAX +81-3-5321-3136
e-mail: pr_sp@cii.csk.co.jp
http://www.csk.co.jp/

CSK Network Systems Corporation
Public Relations Office
Kazuei Tsushima, Hiroaki Sugahara
TEL +81-3-5321-3245 FAX +81-3-5321-3201
http://www.csknet.co.jp/

ServiceWare Corporation
Corporate Planning Office
Masanori Sugitani, Tadashi Fujisawa
TEL +81-3-3342-6251 FAX +81-3-3342-6163
e-mail: press@serviceware.co.jp
http://www.serviceware.co.jp

CSK CORPORATION
CSK Network Systems Corporation
ServiceWare Corporation

CSK, CSK-Net, and SWC Conclude Formal Share Swap Contracts

TOKYO, February 27, 2003 – CSK CORPORATION ("CSK"), CSK Network Systems Corporation ("CSK-Net"), and ServiceWare Corporation ("SWC") at board meetings of the three companies today concluded a formal share exchange contract under which CSK-Net and SWC will become wholly owned subsidiaries of CSK on May 1, 2003. This contract is based on a memorandum of understanding for a share exchange agreed between the three companies on January 22, 2003.

1. Outline of share swap contract

(1) Method

The share exchange will be conducted in accordance with Articles 352 and 363 of the Japanese Commercial Code, and as a result CSK-Net and SWC will become wholly owned subsidiaries of CSK.

(2) Share exchange ratio

In respect of shareholders listed in the shareholder registers of CSK-Net and SWC, or who are actually registered shareholders as at the close of business on the day prior to the share exchange day, CSK will, on undertaking the share exchange, allocate the following number of CSK shares for one ordinary share of CSK-Net and SWC. For CSK-Net`s shareholders, CSK will allocate CSK ordinary shares that it already holds while for SWC`s shareholders, CSK will issue and then allocate CSK ordinary shares. However in respect of the ordinary shares held by CSK in CSK-Net and SWC there will be no allotment of CSK ordinary shares.

- For one ordinary share in CSK-Net, CSK will allocate 0.79 ordinary shares in CSK.
- For one ordinary share in SWC, CSK will allocate 0.62 ordinary shares in CSK.

(3) Record day for dividends

The record day in respect of CSK shares received in the share exchange will be April 1, 2003.

(4) Common stock and Additional paid-in capital

The amounts by which CSK`s common stock and additional paid-in capital will be increased as a result of the share exchange are as follows:

Common stock	No increase
Additional paid-in capital	Additional paid-in capital will be increased by the net asset value of CSK-Net and SWC on the day of the share exchange adjusted by the ratio of the number of shares in CSK-Net and SWC for which CSK shares have been exchanged to the total number of issued shares in both companies, minus the total book value of CSK shares transferred to CSK-Net shareholders. However if the above calculation does not result in an increased value there will be no increase in additional paid-in capital.

(5) Proceeds from the share exchange

No proceeds from share exchange wil be made.

(6) Succession of rights to new shares

CSK will recognize rights to new shares allocated as stock options to directors and employees of CSK-Net and SWC ("respective pre-succession rights") in accordance with Article 352-3 of the Japanese Commercial Code as follows:

1. Type of shares to be allocated in respect of rights to new shares
   CSK ordinary shares
2. Number of shares to be allocated in respect of rights to new shares
   The number of shares to be allocated in respect of the respective pre-succession rights will be calculated in accordance with the exchange ratio and allocations of less than one share will be ignored
3. Amounts to be paid in respect of exercise of rights to new shares
   Amounts to be adjusted by the respective share exchange ratios as above
4. Exercise period for rights to new shares
   Same as for respective pre-succession rights

2. Planned share exchange schedule

February 27, 2003	Boards approve share swap contract Share swap contract concluded
March 26, 2003	CSK-Net and SWC general shareholders meetings to authorize share swap contract
April 24, 2003	CSK-Net and SWC shares delisted
April 30, 2003	Due date for submission of CSK-Net and SWC share certificates
May 1, 2003	Shares exchanged

Notes: 1. In line with Article 358-1 of the Japanese Commercial Code, CSK will carry out the share swap contract without obtaining approval at a general shareholders meeting.
2. The above schedule may be amended by agreement between the companies in connection with formalities of the share exchange or for other reasons.

===Ends===

For further information please contact:
CSK CORPORATION
Public Relations Department
Hitoshi Tani, Takako Ishikawa
TEL +81-3-5321-3937 FAX +81-3-5321-3136
e-mail: pr_sp@cii.csk.co.jp
http://www.csk.co.jp

CSK Network Systems Corporation
Public Relations Department
Kazuei Tsushima, Hiroaki Sugawara
TEL +81-3-5321-3245 FAX +81-3-5321-3213
e-mail: ir@csknet.co.jp
http://www.csknet.co.jp

ServiceWare Corporation
Corporate Planning Department
Masanori Sugitani, Tadashi Fujisawa
TEL +81-3-3342-6251 FAX +81-3-3342-6163
e-mail: press@serviceware.co.jp
http://www.serviceware.co.jp

CSK CORPORATION

CSK Announces Results of Share Repurchases

TOKYO, February 27, 2003 - CSK CORPORATION ("CSK") today announced that it had repurchased 472,000 ordinary shares as per article 210 of the Commercial Code.

Details

1.	Repurchase period	From February 17, 2003 until February 19, 2003
2.	Number of shares repurchased	472,000 shares
3.	Repurchase amount	¥1,098.55 million
4.	Method of repurchase	Market purchase through the Tokyo Stock Exchange

For reference

1. Details of share buyback plan agreed at general shareholders` meeting on June 27, 2002

Class of shares to be acquired	CSK ordinary shares
Maximum number of shares to be acquired	10,000,000 shares
Maximum total value of shares to be acquired	¥55 billion

2. Total number and value of shares repurchased since the general shareholders` meeting on June 27, 2002

Total number of shares repurchased	4,521,800 shares
Total value of shares repurchased	¥12,082.211 million

===Ends===

For further information please contact:
CSK CORPORATION
Senior Managing Director
Hiromichi Tabata
TEL +81-3-5321-3982 FAX +81-3-5321-3987
http://www.csk.co.jp